FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2008
Commission File Number 1-14916
BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant’s name into English)
Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2008

Brookfield Properties Corporation

By:	/s/ Bryan K. Davis
Name:	Bryan K. Davis
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	2007 Annual Report

99.2	Notice of Annual and Special Meeting

99.3	Management Proxy Circular

99.4	Form of Proxy